Exhibit 99.1

China Digital TV Appeals NYSE Delisting Decision

BEIJING, July 5, 2017 /PR Newswire/ -- China Digital TV Holding Co., Ltd. (OTC: STVVY) (“China Digital TV” or the “Company”), a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, today announced that it has appealed the decision by the New York Stock Exchange (“NYSE”) to commence proceedings to delist the Company’s American Depositary Shares (“ADS” or “shares”) from the NYSE.

As referred to in a press release dated May 18, 2017, according to NYSE procedures, the Company has a right to have a committee of the Board of Directors of the NYSE review the NYSE Regulation Staff’s delisting determination. China Digital TV has exercised this right and is appealing the Staff's decision. The Company will submit its review petition on July 19, 2017, and the NYSE is currently scheduled to hold an appeal hearing in October, 2017. As is always the case, the Company cannot provide any assurance that the appeal will be successful.

Due to the pending appeal hearing, the NYSE will not make submissions of Form 25 concerning the delisting proceeding to the US Securities and Exchange Commission until such time as the NYSE appeal process is concluded and a determination has been rendered. The Company will update the market when the appeal process and decision are finalized.

The Company’s stock is currently trading on the OTC market under the ticker symbol “STVVY.”As previously announced, during the appeal period the Company intends to continue to communicate developments to its shareholders through normal channels and to make with filings with the SEC in the normal course. The Company emphasizes that current shareholder ownership rights remain in place, and all shareholders retain rights of ownership in China Digital TV. Most importantly, the Company plans to continue to work to improve and expand its ongoing operations and remains fully focused on, and committed to, that goal.

About China Digital TV

Founded in 2004, China Digital TV is a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "should" “committed to” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the cloud computing, cable television and related industries in the PRC and China Digital TV's strategic and operational plans, including plans on improving and expanding operations, and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the cloud computing, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the cloud computing, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.
Investor Relations
Tel: +86-10-6297-1199 x 9780
Email: ir@chinadtv.cn

ICR, Inc.
Xueli Song
Tel: +1 (646) 328-1950
Email: stv@icrinc.com

SOURCE China Digital TV Holding Co., Ltd.